FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Financial results for the quarter and half-year ended September 30, 2018
2.	Auditors Report dated October 26, 2018
3.	Press Release dated October 26, 2018

Item 1

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.

Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)
Sr. no.	Particulars			Three months ended			Six months ended		Year ended
				September 30, 2018 (Q2-2019)	June 30, 2018 (Q1-2019)	September 30, 2017 (Q2-2018)	September 30, 2018 (H1-2019)	September 30, 2017 (H1-2018)	March 31, 2018 (FY2018)
				(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			15,105.63	14,722.36	13,577.05	29,827.99	27,036.18	54,965.89
	a)	Interest/discount on advances/bills		11,511.75	10,981.80	10,090.26	22,493.55	19,937.57	40,866.21
	b)	Income on investments		3,086.25	3,135.82	2,878.91	6,222.07	5,706.04	11,568.17
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		147.47	226.55	144.82	374.02	343.32	663.37
	d)	Others		360.16	378.19	463.06	738.35	1,049.25	1,868.14
2.	Other income (refer note no. 4)			3,156.49	3,851.81	5,186.24	7,008.30	8,574.15	17,419.63
3.	TOTAL INCOME (1)+(2)			18,262.12	18,574.17	18,763.29	36,836.29	35,610.33	72,385.52
4.	Interest expended			8,688.05	8,620.46	7,867.98	17,308.51	15,737.27	31,940.05
5.	Operating expenses (e)+(f)			4,324.36	4,145.33	3,908.81	8,469.69	7,703.25	15,703.94
	e)	Employee cost		1,661.37	1,513.88	1,514.06	3,175.25	3,025.22	5,913.95
	f)	Other operating expenses		2,662.99	2,631.45	2,394.75	5,294.44	4,678.03	9,789.99
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			13,012.41	12,765.79	11,776.79	25,778.20	23,440.52	47,643.99
7.	OPERATING PROFIT (3)–(6)			5,249.71	5,808.38	6,986.50	11,058.09	12,169.81	24,741.53
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 6 and 7)			3,994.29	5,971.29	4,502.93	9,965.58	7,111.67	17,306.98
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			1,255.42	(162.91)	2,483.57	1,092.51	5,058.14	7,434.55
10.	Exceptional items			..	..	..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			1,255.42	(162.91)	2,483.57	1,092.51	5,058.14	7,434.55
12.	Tax expense (g)+(h)			346.54	(43.36)	425.38	303.18	950.95	657.13
	g)	Current period tax		324.03	(41.64)	1,616.24	282.39	2,444.20	2,661.85
	h)	Deferred tax adjustment		22.51	(1.72)	(1,190.86)	20.79	(1,493.25)	(2,004.72)
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			908.88	(119.55)	2,058.19	789.33	4,107.19	6,777.42
14.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)			908.88	(119.55)	2,058.19	789.33	4,107.19	6,777.42
16.	Paid-up equity share capital (face value Rs. 2 each) (refer note no. 5)			1,287.24	1,286.56	1,283.58	1,287.24	1,283.58	1,285.81
17.	Reserves excluding revaluation reserves (refer note no. 5 and 7)			101,079.76	101,046.23	98,456.52	101,079.76	98,456.52	100,864.37
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.20	0.20	0.14	0.20	0.14	0.17
	ii)	Capital adequacy ratio (Basel III)		17.84%	18.35%	17.56%	17.84%	17.56%	18.42%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	1.41	(0.19)	3.21	1.23	6.41	10.56
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	1.40	(0.18)	3.18	1.22	6.34	10.46
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		54,488.96	53,464.94	44,488.54	54,488.96	44,488.54	54,062.51
	ii)	Net non-performing customer assets		22,085.68	24,170.09	24,129.78	22,085.68	24,129.78	27,886.27
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		8.54%	8.81%	7.87%	8.54%	7.87%	8.84%
	iv)	% of net non-performing customer assets to net customer assets		3.65%	4.19%	4.43%	3.65%	4.43%	4.77%
20.	Return on assets (annualised)			0.43%	(0.06)%	1.08%	0.19%	1.08%	0.87%

1.	At September 30, 2018, the percentage of gross non-performing advances (net of write-off) to gross advances was 9.30% (June 30, 2018: 9.65%, March 31, 2018: 9.90%, September 30, 2017: 8.79%) and net non-performing advances to net advances was 4.05% (June 30, 2018: 4.67%, March 31, 2018: 5.43%, September 30, 2017: 4.98%).

1

SUMMARISED UNCONSOLIDATED BALANCE SHEET

(Rs. in crore)

Particulars	At
	September 30, 2018	June 30, 2018	March 31, 2018	September 30, 2017
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital (refer note no. 5)	1,287.24	1,286.56	1,285.81	1,283.58
Employees stock options outstanding	5.49	5.53	5.57	6.16
Reserves and surplus (refer note no. 5 and 7)	104,080.31	104,049.42	103,867.56	101,498.26
Deposits	558,668.86	546,878.43	560,975.20	498,642.75
Borrowings (includes preference shares and subordinated debt)	174,685.78	161,970.33	182,858.62	150,702.37
Other liabilities and provisions	35,612.29	30,937.26	30,196.40	35,669.04
Total Capital and Liabilities	874,339.97	845,127.53	879,189.16	787,802.16

Assets
Cash and balances with Reserve Bank of India	33,121.69	31,058.57	33,102.38	27,784.10
Balances with banks and money at call and short notice	24,490.06	32,235.65	51,067.00	25,577.85
Investments	187,500.31	186,360.47	202,994.18	179,935.23
Advances	544,486.62	516,288.73	512,395.29	482,780.13
Fixed assets	7,841.95	7,817.05	7,903.51	7,995.35
Other assets	76,899.34	71,367.06	71,726.80	63,729.50
Total Assets	874,339.97	845,127.53	879,189.16	787,802.16

CONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)

Sr. no.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2018 (Q2-2019)	June 30, 2018 (Q1-2019)	September 30, 2017 (Q2-2018)	September 30, 2018 (H1-2019)	September 30, 2017 (H1-2018)	March 31, 2018 (FY2018)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	31,914.82	29,174.12	30,190.54	61,088.94	56,708.11	118,969.10
2.	Net profit	1,204.62	4.93	2,071.38	1,209.55	4,676.11	7,712.19
3.	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	1.87	0.01	3.23	1.88	7.29	12.02
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	1.85	0.01	3.20	1.86	7.22	11.89
4.	Total assets	1,136,942.28	1,098,790.31	1,020,868.19	1,136,942.28	1,020,868.19	1,124,281.04

2

UNCONSOLIDATED SEGMENTAL RESULTS

(Rs. in crore)

Sr. no.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2018 (Q2-2019)	June 30, 2018 (Q1-2019)	September 30, 2017 (Q2-2018)	September 30, 2018 (H1-2019)	September 30, 2017 (H1-2018)	March 31, 2018 (FY2018)
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	14,439.21	13,713.17	12,285.14	28,152.38	24,481.59	50,262.54
b	Wholesale Banking	8,017.58	7,940.63	7,571.70	15,958.21	14,800.29	30,094.02
c	Treasury	12,485.60	13,236.36	13,691.68	25,721.96	25,646.77	51,960.38
d	Other Banking	262.76	256.03	327.19	518.79	756.00	1,278.72
	Total segment revenue	35,205.15	35,146.19	33,875.71	70,351.34	65,684.65	133,595.66
	Less: Inter segment revenue	16,943.03	16,572.02	15,112.42	33,515.05	30,074.32	61,210.14
	Income from operations	18,262.12	18,574.17	18,763.29	36,836.29	35,610.33	72,385.52
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	2,120.48	2,046.37	1,555.31	4,166.85	3,241.76	7,141.42
b	Wholesale Banking	(1,685.03)	(3,675.54)	(2,407.53)	(5,360.57)	(3,072.90)	(8,281.30)
c	Treasury	767.47	1,417.46	3,214.56	2,184.93	4,535.00	8,114.93
d	Other Banking	52.50	48.80	121.23	101.30	354.28	459.50
	Total segment results	1,255.42	(162.91)	2,483.57	1,092.51	5,058.14	7,434.55
	Unallocated expenses	..	..	..	..	..	..
	Profit before tax	1,255.42	(162.91)	2,483.57	1,092.51	5,058.14	7,434.55
3.	Segment assets
a	Retail Banking	274,629.71	262,538.38	232,051.14	274,629.71	232,051.14	258,638.54
b	Wholesale Banking	279,605.28	264,909.99	263,992.12	279,605.28	263,992.12	265,771.22
c	Treasury	292,529.14	292,281.37	269,202.19	292,529.14	269,202.19	330,339.98
d	Other Banking	12,842.03	11,184.21	11,258.45	12,842.03	11,258.45	10,792.48
e	Unallocated	14,733.81	14,213.58	11,298.26	14,733.81	11,298.26	13,646.94
	Total segment assets	874,339.97	845,127.53	787,802.16	874,339.97	787,802.16	879,189.16
4.	Segment liabilities
a	Retail Banking	440,803.87	419,073.39	377,917.45	440,803.87	377,917.45	413,502.37
b	Wholesale Banking	140,666.06	147,602.91	145,955.80	140,666.06	145,955.80	167,268.24
c	Treasury	183,220.90	169,654.82	157,502.81	183,220.90	157,502.81	189,460.93
d	Other Banking	4,276.10	3,454.90	3,638.10	4,276.10	3,638.10	3,798.68
e	Unallocated	..	..	..	..	..	..
	Total segment liabilities	768,966.93	739,786.02	685,014.16	768,966.93	685,014.16	774,030.22
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(166,174.16)	(156,535.01)	(145,866.31)	(166,174.16)	(145,866.31)	(154,863.83)
b	Wholesale Banking	138,939.22	117,307.08	118,036.32	138,939.22	118,036.32	98,502.98
c	Treasury	109,308.24	122,626.55	111,699.38	109,308.24	111,699.38	140,879.05
d	Other Banking	8,565.93	7,729.31	7,620.35	8,565.93	7,620.35	6,993.80
e	Unallocated	14,733.81	14,213.58	11,298.26	14,733.81	11,298.26	13,646.94
	Total capital employed	105,373.04	105,341.51	102,788.00	105,373.04	102,788.00	105,158.94

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.
2.	'Retail Banking' includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	'Treasury' includes the entire investment and derivative portfolio of the Bank.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank.

3

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on October 26, 2018. The statutory auditors have issued an unmodified opinion on the unconsolidated financial results for Q2-2019 and H1-2019.
2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting' as prescribed under Companies Act, 2013.
3.	In accordance with RBI guidelines on 'Basel III Capital Regulations' read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at September 30, 2018, including leverage ratio and liquidity coverage ratio, is available at http://www.icicibank.com/regulatory-disclosure.page.
4.	During Q2-2019, the Bank did not divest any stake in its subsidiaries. During Q1-2019, the Bank sold equity shares representing 2.00% shareholding in ICICI Prudential Life Insurance Company Limited through an offer for sale on stock exchanges for a total consideration of Rs. 1,145.97 crore. The sale resulted in a gain (after sale related expenses) of Rs. 1,109.59 crore in unconsolidated financial results and Rs. 1,005.93 crore in consolidated financial results for Q1-2019 and H1-2019.
During Q2-2018, the Bank had sold equity shares representing 7.00% shareholding in ICICI Lombard General Insurance Company Limited in an initial public offer (IPO) for a total consideration of Rs. 2,099.43 crore. The sale had resulted in a gain (after IPO related expenses) of Rs. 2,012.15 crore in unconsolidated financial results and Rs. 1,711.32 crore in consolidated financial results for Q2-2018, H1-2018 and FY2018. Further, during Q4-2018, the Bank had sold equity shares representing 20.78% shareholding in ICICI Securities Limited in an IPO for a total consideration of Rs. 3,480.12 crore. The sale had resulted in a gain (after IPO related expenses) of Rs. 3,319.77 crore in unconsolidated financial results and Rs. 3,208.16 crore in consolidated financial results for FY2018.
5.	The shareholders of the Bank approved the issue of bonus shares of Rs. 2 each in the proportion of 1:10, i.e. 1 (one) bonus equity share of Rs. 2 each for every 10 (ten) fully paid-up equity shares held (including shares underlying ADS), through postal ballot on June 12, 2017. Accordingly, the Bank issued 582,984,544 equity shares as bonus shares during H1-2018.
6.	During H1-2018, RBI had advised banks to initiate insolvency resolution process under the provisions of Insolvency and Bankruptcy Code, 2016 (IBC) for certain specific accounts. Banks were required to make provision at 40% on the secured portion and 100% on unsecured portion of the loan, or provision as per extant RBI guideline on asset classification norms, whichever is higher at March 31, 2018. Banks were required to further increase the provision on secured portion of the loan to 50.0% at June 30, 2018. At September 30, 2018, the Bank holds a provision of Rs. 9,300.82 crore in respect of outstanding loans amounting to Rs. 13,249.46 crore to these borrowers which amounts to provision coverage of 70.2%.
7.	The Bank had classified three borrower accounts in the gems and jewellery sector with fund-based outstanding of Rs. 794.87 crore as fraud and non-performing during FY2018 and made a provision of Rs. 289.45 crore through profit and loss account and Rs. 505.42 crore by debiting reserves and surplus, as permitted by RBI. Additionally, during FY2018 the Bank had also made provision for certain other fraud and non-performing cases by debiting reserves and surplus amounting to Rs. 19.98 crore, as permitted by RBI. The provision made by debiting reserves and surplus would be reversed and accounted through the profit and loss account over the year ending March 31, 2019. During H1-2019, provision amounting to Rs. 389.75 crore (Q2-2019: Rs. 141.93 crore; Q1-2019: Rs. 247.82 crore) has been recognised through profit and loss account and equivalent debit was reversed in reserves and surplus.
8.	During Q2-2019, the Bank has allotted 3,399,231 equity shares of Rs. 2 each pursuant to exercise of employee stock options.
9.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
10.	The above unconsolidated financial results for Q2-2019 and H1-2019 are audited by the statutory auditors, Walker Chandiok & Co LLP, Chartered Accountants. The unconsolidated financial results for Q1-2019, H1-2018 and FY2018 have been audited by another firm of Chartered Accountants.
11.	Rs. 1 crore = Rs. 10.0 million.

For and on behalf of the Board of Directors

Vishakha Mulye
Place:	Mumbai	Executive Director
Date:	October 26, 2018	DIN-00203578

4

Item 2

Independent Auditor’s Report on Standalone Quarterly Financial Results and Year to Date Results of ICICI Bank Limited, pursuant to the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of

ICICI Bank Limited

1.	We have audited the accompanying statement of interim standalone financial results (‘Statement’) of ICICI Bank Limited (‘the Bank’) for the quarter and half year ended 30 September 2018, being submitted by the Bank, pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The disclosures relating to ‘Pillar 3 under Basel III Capital Regulations’ and those relating to ‘Leverage Ratio’, ‘Liquidity Coverage Ratio’ under Capital Adequacy and Liquidity Standards, issued by Reserve Bank of India (‘RBI’), as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Statement, have neither being reviewed nor audited by us.

2.	This Statement has been prepared on the basis of the condensed interim standalone financial statements, which are the responsibility of the Bank’s management. Our responsibility is to express an opinion on this Statement based on our audit of such condensed interim standalone financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (‘AS’) for Interim Financial Reporting (‘AS 25’), prescribed under Section 133 of the Companies Act 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), provisions of Section 29 of the Banking Regulation Act, 1949, circulars and guidelines issued by RBI from time to time and SEBI Circulars CIR/CFD/CMD/15/2015 dated 30 November 2015 and CIR/CFD/FAC/62/2016 dated 5 July 2016 and other recognised accounting principles generally accepted in India.

3.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

4.	In our opinion and to the best of our information and according to the explanations given to us, this Statement:

(i)	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circulars CIR/CFD/CMD/15/2015 dated 30 November 2015 and CIR/CFD/FAC/62/2016 dated 5 July 2016 in this regard;

(ii)	gives a true and fair view of the standalone net profit and other financial information in conformity with the recognition and measurement principles laid down in Accounting Standard (AS) 25 – Interim Financial Reporting, prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended) and other recognised accounting principles generally accepted in India, as applicable to banks, for the quarter and half year ended 30 September 2018.

Other matter

5.	We did not audit the financial statements/information of 3 branches of the Bank located in Singapore, Bahrain and Hong Kong, included in the accompanying Statement, whose financial statements/information reflect total assets of ₹ 69,435.19 crore as at 30 September 2018 and total revenue of ₹ 760.54 crore for the quarter ended 30 September 2018 and total revenue of ₹ 1,457.07 crore for the half year ended 30 September 2018. These financial statements/information have been audited by the branch auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us by the management, and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of such branches, is based solely on the reports of such branch auditors. Our opinion is not modified in respect of this matter.

6.	The financial results for the quarter ended 30 June 2018, quarter and half year ended 30 September 2017 and year ended 31 March 2018, included in the Statement, were audited by the predecessor auditors, who expressed an unmodified opinion on those financial results, vide their audit reports dated 27 July 2018, 27 October 2017 and 7 May 2018, respectively.

For Walker Chandiok & Co LLP

Chartered Accountants

Firm Registration No.: 001076N/N500013

Khushroo B. Panthaky

Partner

Membership No. 42423

Place: Mumbai

Date: 26 October 2018

Item 3

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 26, 2018

Performance Review: Quarter ended September 30, 2018

•	The core operating profit (profit before provisions and tax, excluding treasury income) grew by 10% year-on-year to ₹ 5,285 crore (US$ 729 million) in the quarter ended September 30, 2018 (Q2-2019)

•	The core operating profit excluding dividend income from subsidiaries grew by 17% year-on-year to ₹ 5,118 crore (US$ 706 million) in Q2-2019

•	Net interest margin at 3.33% in Q2-2019

•	Fee income grew by 17% year-on-year in Q2-2019 driven by retail fee income growth of 21% year-on-year

•	Operating expenses grew by 11% year-on-year in Q2-2019

•	Domestic loan growth at 16% year-on-year at September 30, 2018 driven by retail

•	Retail loans grew by 20% year-on-year and constituted 57% of the total loan portfolio at September 30, 2018

•	15% year-on-year growth in current and savings account (CASA) deposits; outstanding CASA ratio at 50.8% at September 30, 2018

•	Net NPA ratio decreased from 4.19% at June 30, 2018 to 3.65% at September 30, 2018

•	Gross NPA additions decreased from ₹ 4,036 crore (US$ 557 million) in the quarter ended June 30, 2018 (Q1-2019) to ₹ 3,117 crore (US$ 430 million) in Q2-2019

•	330 basis points (bps) sequential increase in provision coverage ratio (including technical/prudential write-offs) to 69.4% at September 30, 2018, further strengthening the balance sheet

•	Total capital adequacy ratio of 17.84% and Tier-1 capital adequacy ratio of 15.38% on standalone basis at September 30, 2018

1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended September 30, 2018.

Profit & loss account

•	Net interest income was ₹ 6,418 crore (US$ 885 million) Q2-2019 compared to ₹ 5,709 crore (US$ 788 million) in the quarter ended September 30, 2017 (Q2-2018).

•	The net interest margin was 3.33% in Q2-2019 compared to 3.19% in Q1-2019.

•	Non-interest income, excluding treasury income, was ₹ 3,191 crore (US$ 440 million) in Q2-2019 compared to ₹ 2,993 crore (US$ 413 million) in Q2-2018.

•	Fee income grew by 17% year-on-year from ₹ 2,570 crore (US$ 355 million) in Q2-2018 to ₹ 2,995 crore (US$ 413 million) in Q2-2019. Retail fee income grew by 21% in Q2-2019 and constituted 72% of total fees.

•	The core operating profit (profit before provisions and tax, excluding treasury income) was ₹ 5,285 crore (US$ 729 million) in Q2-2019 compared to ₹ 4,794 crore (US$ 661 million) in Q2-2018.

•	The core operating profit (profit before provisions and tax, excluding treasury income) excluding dividend income from subsidiaries grew by 17% year-on-year from ₹ 4,383 crore (US$ 605 million) in Q2-2018 to ₹ 5,118 crore (US$ 706 million) in Q2-2019.

•	Treasury reported a loss of ₹ 35 crore (US$ 5 million) in Q2-2019 compared to a profit of ₹ 2,193 crore (US$ 303 million) in Q2-2018. Treasury income in Q2-2018 included gains of ₹ 2,012 crore (US$ 278 million) on sale of shareholding in ICICI Lombard General Insurance.

•	Provisions were ₹ 3,994 crore (US$ 551 million) in Q2-2019 compared to ₹ 4,503 crore (US$ 621 million) in Q2-2018.

•	The standalone profit after tax was ₹ 909 crore (US$ 125 million) in Q2-2019 compared to a loss of ₹ 120 crore (US$ 17 million) in Q1-2019 and a net profit of ₹ 2,058 crore (US$ 284 million) in Q2-2018.

•	Consolidated profit after tax was ₹ 1,205 crore (US$ 166 million) in Q2-2019 compared to ₹ 5 crore (US$ 1 million) in Q1-2019 and ₹ 2,071 crore (US$ 286 million) in Q2-2018.

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Operating review

Credit growth

The year-on-year growth in domestic advances was 16% at September 30,

2018. The Bank has continued to leverage its strong retail franchise, resulting in a year-on-year growth of 20% in the retail portfolio at September 30, 2018. The retail portfolio constituted about 57% of the loan portfolio of the Bank at September 30, 2018. Total advances increased by 13% year-on-year to ₹ 544,487 crore (US$ 75.1 billion) at September 30, 2018 from ₹ 482,780 crore (US$ 66.6 billion) at September 30, 2017.

Deposit growth

CASA deposits increased by 15% year-on-year to ₹ 283,548 crore (US$ 39.1 billion) at September 30, 2018. The Bank’s CASA ratio was 50.8% at September 30, 2018 compared to 50.5% at June 30, 2018 and 49.5% at September 30, 2017. The average CASA ratio increased to 47.1% in Q2-2019 from 46.1% in Q1-2019. Total deposits increased by 12% year-on-year to ₹ 558,669 crore (US$ 77.1 billion) at September 30, 2018. The Bank had a network of 4,867 branches and 14,417 ATMs at September 30, 2018.

Capital adequacy

The Bank’s total capital adequacy at September 30, 2018 as per Reserve Bank of India’s guidelines on Basel III norms was 17.84% and Tier-1 capital adequacy was 15.38% compared to the regulatory requirements of 11.03% and 9.03% respectively.

Asset quality

The gross additions to NPA were ₹ 3,117 crore (US$ 430 million) in Q2-2019. The gross NPA additions in Q2-2019 included the impact of currency depreciation on existing foreign currency NPAs of ₹ 1,304 crore (US$ 180 million). Recoveries and upgrades from non-performing loans were ₹ 1,006 crore (US$ 139 million) in Q2-2019. The provision coverage ratio on non- performing loans, including cumulative technical/prudential write-offs increased by 330 bps sequentially to 69.4% at September 30, 2018, further strengthening the balance sheet. The net NPA ratio decreased from 4.19% at June 30, 2018 to 3.65% at September 30, 2018. Net loans to companies whose facilities have been restructured were ₹ 1,413 crore (US$ 195 million) at September 30, 2018, at the same level as compared to June 30, 2018.

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Digital initiatives and transactions

During the quarter, the Bank crossed the milestone of issuing over 1 million FASTags, making it the first bank in the country to achieve this feat. FASTag is a reloadable tag which enables automatic deduction of toll charges without having to stop at toll plazas for a cash transaction. The Bank has a market share of about 70% in terms of value of transactions undertaken in a month. Recently, the Bank has introduced products like instant loan against shares and instant car loans for pre-approved customers which aim to reduce the sanction time and ease the process of disbursement thereby reducing the overall turnaround time and providing better service to the customers.

In Q2-2019, the value of debit card transactions and credit card transactions increased by 26% y-o-y and 33% y-o-y respectively. Over 21 million Unified Payment Interface (UPI) Virtual Payment Addresses have been created using the Bank’s and partners’ platforms till September 30, 2018. Digital channels like internet, mobile banking, POS and others accounted for over 80% of the savings account transactions in six months ended September 30, 2018 (H1-2019).

Consolidated results

Consolidated profit after tax was ₹ 1,205 crore (US$ 166 million) in Q2-2019 compared to ₹ 2,071 crore (US$ 286 million) in Q2-2018.

Consolidated assets grew by 11.4% from ₹ 1,020,868 crore (US$ 140.8 billion) at September 30, 2017 to ₹ 1,136,942 crore (US$ 156.9 billion) at September 30, 2018.

Subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) announced results for Q2-2019 on October 23, 2018. ICICI Life’s retail weighted received premium was ₹ 1,866 crore (US$ 257 million) in Q2-2019. Total premium increased by

16.4% year-on-year to ₹ 7,682 crore (US$ 1,060 million) in Q2-2019. The Value of New Business grew by 41.5% year-on-year to ₹ 590 crore (US$ 81 million) in H1-2019. The new business margin was 17.5% in H1-2019. ICICI Life’s profit after tax was ₹ 301 crore (US$ 42 million) for Q2-2019 compared to ₹ 421 crore (US$ 58 million) for Q2-2018.

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ICICI Lombard General Insurance Company (ICICI General) announced results for Q2-2019 on October 20, 2018. The gross written premium of ICICI General grew by 12% from ₹ 3,234 crore (US$ 446 million) in Q2-2018 to ₹

3,637 crore (US$ 502 million) in Q2-2019. ICICI General continues to retain its market leadership among the private sector players. The company’s combined ratio was 100.1% in H1-2019 compared to 102.7% in the six months ended September 30, 2017 (H1-2018). ICICI General’s profit after tax grew by 44% from ₹ 204 crore (US$ 28 million) in Q2-2018 to ₹ 293 crore (US$ 40 million) in Q2-2019.

ICICI Securities announced results for Q2-2019 on October 19, 2018. As per Ind AS, the profit after tax of ICICI Securities, on a consolidated basis, was ₹ 134 crore (US$ 18 million) in Q2-2019 compared to ₹ 130 crore (US$ 18 million) in Q2-2018. The return on net worth of ICICI Securities was 59% in H1-2019.

The profit after tax of ICICI Prudential Asset Management Company (ICICI AMC) increased by 26% from ₹ 156 crore (US$ 22 million) in Q2-2018 to ₹ 196 crore (US$ 27 million) in Q2-2019. ICICI AMC continues to be the largest mutual fund in India based on average assets under management for Q2-2019.

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Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

₹ crore

	FY2018	Q1- 2018	Q2- 2018	H1- 2018	Q1- 2019	Q2- 2019	H1- 2019
Net interest income	23,026	5,590	5,709	11,299	6,102	6,418	12,520
Non-interest income	11,618	2,530	2,993	5,523	3,085	3,191	6,276
- Fee income	10,341	2,377	2,570	4,947	2,754	2,995	5,749
- Other income	1,277	153	423	576	331	196	527
Less:
Operating expense	15,704	3,794	3,909	7,703	4,145	4,324	8,469
Core operating profit[3]	18,940	4,326	4,793	9,119	5,042	5,285	10,327
- Treasury income[1]	5,802	858	2,193	3,051	766[2]	(35)	731
Operating profit	24,742	5,184	6,986	12,170	5,808	5,250	11,058
Less:
Provisions	17,307	2,609	4,503	7,112	5,971	3,994	9,965
Profit before Tax	7,435	2,575	2,483	5,058	(163)	1,256	1,093
Less: Tax	658	526	425	951	(43)	347	304
Profit after tax	6,777	2,049	2,058	4,107	(120)	909	789
1.	Includes profit on sale of shareholding in subsidiaries of ₹ 2,012 crore in Q2-2018, ₹ 1,110 crore in Q1-2019 and ₹ 5,332 crore in FY2018.

2.	Mark-to-market losses on the AFS and HFT portfolio aggregated ₹ 219 crore (US$ 30 million) Q1-2019. While RBI had allowed the banks to spread such provisioning for such mark-to-market losses over up to four quarters, the Bank provided for such losses in Q1-2019 itself.

3.	Excluding treasury income

4.	Prior period figures have been re-grouped/re-arranged where necessary

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Summary Balance Sheet

₹ crore

	30-Sep-17	31-Mar-18	30-Jun-18	30-Sep-18
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,284	1,286	1,287	1,287
Employee stock options outstanding	6	6	6	5
Reserves and surplus	101,498	103,868[1]	104,049[1]	104,080
Deposits	498,643	560,975	546,878	558,669
Borrowings (includes subordinated debt)[2]	150,702	182,859	161,970	174,686
Other liabilities	35,669	30,195	30,938	35,613
Total Capital and Liabilities	787,802	879,189	845,128	874,340

Assets
Cash and balances with Reserve Bank of India	27,784	33,102	31,059	33,122
Balances with banks and money at call and short notice	25,578	51,067	32,236	24,490
Investments	179,935	202,994	186,360	187,500
Advances	482,780	512,395	516,289	544,487
Fixed assets	7,995	7,904	7,817	7,842
Other assets	63,730	71,727	71,367	76,899
Total Assets	787,802	879,189	845,128	874,340
1.	The Bank had classified three borrower accounts in the gems and jewellery sector with fund-based outstanding of ₹ 794.87 crore as fraud and non- performing and during Q4-2018 made a provision of ₹ 289.45 crore through P&L account and ₹ 505.42 crore by debiting reserves and surplus, as permitted by RBI. Additionally, during Q4-2018 the Bank had also made provision for certain other fraud and non-performing cases by debiting reserves and surplus anounting to ₹ 19.98 crore, as permitted by RBI. The provision made by debiting reserves and surplus would be reversed and accounted throught the profit and loss account over the year ending March 31, 2019. During Q2-2019, provision amounting to ₹ 141.93 crore has been recognized through P&L and equivalent debit was reversed in reserves and surplus .

2.	Borrowings at September 30, 2017 and March 31, 2018 include preference share capital of ₹ 350 crore, which were redeemed on April 20, 2018

3.	Prior period figures have been re-grouped/re-arranged where necessary.

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All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries in which we operate or where a material number of our customers reside, future levels of non-performing and restructured loans and any increased provisions and regulatory and legal changes relating to those loans, our exposure to securities of asset reconstruction companies, our ability to successfully implement our strategies, including our retail deposit growth strategy, the strategic use of technology and the Internet and our strategy to reduce our net non-performing assets, the continued service of our senior management, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions in which we are or become a party to, the outcome of any internal or independent enquiries or regulatory or governmental investigations, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks that we face in following our international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, our status as a systemically important bank in India, our ability to maintain enhanced capital and liquidity requirements, the adequacy of our allowance for credit and investment losses, our ability to market new products, investment income, cash flow projections, the impact of any changes in India’s credit rating, the impact of new accounting standards or new accounting framework, our ability to implement our dividend payment practice, the impact of changes in banking and insurance regulations and other regulatory changes in India and other jurisdictions on us, including changes in regulatory intensity, supervision and interpretations, the state of the global financial system and systemic risks, bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market, liquidity and reputational risks. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

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For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

For investor queries please call Anindya Banerjee at 91-22-2653 7131 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 72.49

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 26, 2018	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager